[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 28, 2012

Kimberly A. Browning Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Strategic Opportunities Fund File Nos. 333-168044 and 811-21982

Dear Ms. Browning:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 filed by Guggenheim Strategic Opportunities Fund (the “Fund”) on August 31, 2012 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.

The Fund hereby represents that changes referenced below will be reflected in the final prospectus and statement of additional information of the Fund, which will be filed in accordance with Rule 497 under the Securities Act of 1933, as amended, in connection with an offering of common shares under the Registration Statement.

Comment 1
In the Prospectus Summary, under the heading “Investment Portfolio—Investment Funds,” the Fund states that it may invest up to 30% of its total assets in Investment Funds, of which amount up to 20% of its total assets may be invested in Registered Investment Funds.  It is the current position of the Staff of the SEC that the Fund may not invest more than 10% of its total assets in Private Investment Funds.  Please add disclosure to the Prospectus regarding this limitation.

Response 1
The Fund notes that the body of the Prospectus, under the heading “The Fund’s Investments—Investment Funds,” contains disclosure that the Fund “will invest in Private Investment Funds only to the extent permitted by applicable rules, regulations and interpretations of the SEC and NYSE.”  The Fund will supplement this disclosure to state that “in accordance with the current interpretive position of the Staff of the SEC, the Fund will not currently invest more than 10% of its total assets in Private Investment Funds.”

Comment 2	If the Fund has adopted any percentage limitations on investments in derivatives, please disclose.

Securities and Exchange Commission
September 28, 2012

Response 2	The Fund confirms that the disclosure in the Prospectus that the Fund “has not adopted a maximum percentage limit with respect to derivative investments” remains accurate.

Comment 3
Footnote #5 to the “Summary of Fund Expenses” table that states that the Fund “has no present intent to increase the amount of Financial Leverage utilized by the Fund as a percentage of Managed Assets during the next year.” Please confirm supplementally that the Fund has no present intention to increase Financial Leverage as a percentage of Managed Assets during the year following the date of the effectiveness of the Registration Statement.

Response 3
The Fund supplementally confirms that the Fund has no present intention to increase Financial Leverage as a percentage of Managed Assets during the year following the date of the effectiveness of the Registration Statement.

Comment 4	Please confirm supplementally that the Section “Senior Securities and Other Financial Leverage” discloses all forms of Financial Leverage utilized by the Fund for each applicable fiscal year.

Response 4
The Fund confirms that all forms of Financial Leverage utilized by the Fund are disclosed for each fiscal year.  The Fund notes that disclosure in the Section “Senior Securities and Other Financial Leverage” does not address portfolio transactions that may be entered into by the Fund from time to time that may have embedded effective economic leverage.

Comment 5
Disclosure under the heading “Risks—Financial Leverage Risk” states that to address the conflict of interest between the Investment Adviser and the Sub-Adviser and the Fund with respect to the use of Financial Leverage, “the Board of Trustees will receive regular reports from the Investment Adviser and the Sub-Adviser regarding the Fund’s use of Financial Leverage and the effect of Financial Leverage on the management of the Fund’s portfolio and the performance of the Fund.”  As the Investment Adviser and the Sub-Adviser have a conflict of interest in preparing such reports, please describe to us whether the Board relies on any other sources of information to manage this conflict of interest.

Response 5
The Investment Adviser and the Sub-Adviser, as the parties approved by the Board of Trustees to manage the Fund’s portfolio of investments, provide the Board of Trustees with information regarding the management of the Fund’s portfolio and the Fund’s portfolio investments, including derivative instruments.  The Board of Trustees does not receive information or analysis regarding the Fund’s portfolio strategies or investments from third parties. The SEC has historically emphasized that one of the primary roles of a fund’s board of trustees is to monitor conflicts of interest between a fund

Securities and Exchange Commission
September 28, 2012

and its adviser.  For example, the SEC Release adopting the Investment Company Goverance Rules (Release No. IC-26520) noted that “the [1940] Act and our rules rely heavily on fund boards of directors to manage the conflicts of interest that advisers have with funds they manage.”  In performing this function, the Trustees of the Fund are mindful of situations in which a conflict may present itself and in such situation rely on their skills, experience and acumen to evaluate the information provided by the Investment Adviser and Sub-Adviser in light of such potential conflicts of interest.  We also note that the Independent Trustees are represented by independent counsel.  Furthermore, while the Board of Trustees does not receive information regarding the Fund’s portfolio from third parties, the Trustees utilize reports and white papers published by third parties and attend conferences and other education opportunities to remain informed with respect to industry best practices and areas of particular concern for trustees.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman